[WELLS FARGO FUNDS LETTERHEAD]

June 1, 2010

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Wells Fargo Funds Trust
Post Effective Amendment No. 159 to Registration Statement of Form N-1A

Ladies and Gentlemen:

Pursuant to Rule 485(b)(1)(iii) under the Securities Act of 1933, as amended (the “Act”), Wells Fargo Funds Trust (the “Registrant”) is hereby filing a post-effective amendment to the Registration Statement of the Registrant to designate a new effective date for Post-Effective Amendment No. 146 on Form N-1A, which was filed with the Securities and Exchange Commission pursuant to Rule 485(a) of the Act on January 20, 2010.

If you have any questions or comments with respect to this filing, please contact Karin Brotman at 415-947-4612.

Very truly yours,

By:  /s/Karin Brotman
Name:  Karin Brotman
Title:  Senior Counsel